Next.e.GO B.V.
c/o Next.e.GO Mobile SE
Lilienthalstraße 1
52068 Aachen, Germany

VIA EDGAR SUBMISSION

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing
100 F Street, N.E.
Washington, DC 20549

September 21, 2023

Attention:	Eiko Yaoita Pyles Jean Yu Erin Donahue Geoff Kruczek

Re:	Next.e.GO B.V. Registration Statement on Form F-4 File No. 333-270504

Ladies and Gentlemen:

In accordance with Rule 461 of Regulation C of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby request acceleration of the effective date of the above-referenced Registration Statement on Form F-4 (the “Registration Statement”) of Next.e.GO B.V. (the “Company”). We respectfully request that the Registration Statement become effective as of 3:00 p.m., Eastern Time, on September 22, 2023, or as soon as practicable thereafter.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, Sullivan & Cromwell LLP.

Please contact Clemens Rechberger, Sullivan & Cromwell LLP, at +49 (69) 4272-5514 or by email at rechbergerc@sullcrom.com with any questions regarding the foregoing and to confirm the effectiveness of the Registration Statement.

[signature page follows]

Thank you for your assistance in this matter.

Very truly yours,

Next.e.GO B.V.

By:	/s/ Ariane Martini
	Name:	Ariane Martini
	Title:	Managing Director

cc:	Ali Vezvaei
(Next.e.GO B.V.)

Isabelle Freidheim
(Athena Consumer Acquisition Corp)

Clemens Rechberger
(Sullivan & Cromwell LLP)

Paul van der Bijl
(NautaDutilh N.V.)

Joel Rubinstein
(White & Case LLP)

Daniel Nussen
(White & Case LLP)